SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Closed Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

TIM & VIVO (Telefônica Brasil) Infrastructure Sharing and Other Projects’ MOU

TIM PARTICIPAÇÕES S.A. (“Company” or “TPAR) (B3: TIMP3; NYSE: TSU) and its wholly owned subsidiary TIM S.A. (“Subsidiary” or “TSA”) together, in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction No 358, hereby informs its shareholders, the market in general and other interested parties that:

TSA and TELEFÔNICA BRASIL S.A., together so called “COMPANIES”, have signed on this date a memorandum of understanding (“MOU”) which aims to initiate discussions regarding:

(i) 2G network sharing in a Single Grid model;

(ii) Establishment of new 4G network infrastructure sharing agreements in the 700Mhz band, aimed at cities with less than 30 thousand inhabitants, which could later be expanded to larger cities;

(ii) Other network sharing opportunities in other frequencies and technologies; and

(iv) Other efficiency and cost reduction opportunities regarding Network Operations and Maintenance.

The Companies highlight the benefits that can arise from these discussions regarding the improvement in quality of service for clients of both operators, as well as the efficiency in investment allocation and operational costs. No less important, sharing initiatives are in line with the challenges of sustainability (energy conscious use), urbanism (optimization of the use of public spaces) and have been successful in several countries, including Brazil.

The parties ratify that they will preserve their commercial and client management independence, regardless of any agreement that may result from those discussions. This MOU does not create a joint venture or any commercial partnership or formal business relationship, nor does it create or imply any exclusive relationship between the parties.

The Company reiterates its commitment to keep the shareholders and the market in general duly informed, pursuant to regulations in force.

Rio de Janeiro, July 23, 2019.

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 23, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.